Fellow Shareholders,

Driver Management Company (together with its affiliates, "Driver" or "we") has spent more than a year urging First United Corporation ("First United" or the "Company") to improve its dismal corporate governance and take steps to enhance shareholder value. Rather than do what is right, First United has demonstrated a clear disdain for shareholders and complete lack of integrity.

THE BOARD OF DIRECTORS AND MANAGEMENT HAVE BEEN LYING TO SHAREHOLDERS – DO NOT BE MISLED ANY LONGER!

In what amounts to an unprecedented betrayal of shareholder trust, First United has repeatedly lied in proxy solicitation materials throughout the current election contest about its secret, months-long effort to lobby the Maryland Commissioner of Financial Regulation (the "Maryland Commissioner") to penalize Driver. Documents that we recently obtained via a Maryland Public Information Act ("PIA") request prove that First United instigated and orchestrated a regulatory investigation that it hoped would lead to an invalidation of Driver's director nominations and the stripping of our voting rights for five years. The proof currently available at www.RenovateMyBank.com exposes the many misrepresentations and misstatements made by First United in its proxy statement, letters and press releases.

First United's covert lobbying campaign does not just constitute a nefarious—possibly illegal—attack on Driver, but it represents an affront to all shareholders. We believe it is crystal clear now that the Board of Directors (the "Board") **CANNOT BE TRUSTED**. It should be equally clear that the only way to start restoring credibility in the boardroom is to vote on the **WHITE** Proxy Card to elect Driver's three highly-qualified and unaffiliated nominees to First United's eleven-member Board.

We feel shareholders should now question everything disseminated and promoted by the Board in recent months, including:

FUNC FABRICATION: First United claims it "did not instigate, direct or control the investigation into Driver's acquisition of the Company's shares."

DRIVER TRUTH: This is a clear lie. According to public documents obtained by Driver, including e-mails and communications authored by First United's own attorney, the Company did instigate the Maryland Commissioner's investigation. We know First United did so with the express intent of invalidating our nomination of director candidates and stripping our voting rights. In addition, the evidence available at www.RenovateMyBank.com shows First United affirmatively sought to hide its collusion with the Maryland Commissioner upon realizing its anti-shareholder actions could lead to a "business disruption" and "public fallout" with investors. The following e-mail from First United's attorney speaks for itself:

> **From:** Bulgin, Andrew D. <abulgin@gfrlaw.com>
> **Sent:** Friday, February 28, 2020 4:57 PM
> **To:** Alexander.koehler@maryland.gov; Robert.ward4@maryland.gov
> **Subject:** RE: First United Meeting 2-19-2020
>
> Dear Tom/Bob,
>
> I've attached a letter that Driver sent to First United today basically demanding that, in light of changes in the stock price, FUNC's Board authorize FUNC to repurchase of stock pursuant to its publicly-announced stock repurchase program.
>
> I don't know when your meeting with Driver is, but, as I stated during our meeting, it is extremely important to FUNC that Driver not come away from that meeting feeling that FUNC instigated your investigation.
>
> Have a great weekend.
>
> ANDY

FUNC FABRICATION: Driver wants "a sale at all costs" and is not cognizant of the pandemic.

DRIVER TRUTH: The Board is lying when it says Driver wants First United to pursue a sale right now. Although we felt it was logical for the Board to explore a sale of First United to a stronger bank when it could have obtained roughly $30 per share in value last year, we recognize the world has changed dramatically in recent months. The only thing Driver is focused on right now is electing three highly-qualified and independent director nominees—Michael J. Driscoll, Ed.D, Ethan C. Elzen and Lisa Narrell-Mead—to the Board. In our view, no decisions should be made related to the Company's strategic direction and future plans until credible, honest and qualified individuals are in the boardroom.

FUNC FABRICATION: Driver's director nominees are just unqualified proxies for Abbott Cooper.

DRIVER TRUTH: The Board has once again shown its true colors by lying about our nominees and trying to smear their unimpeachable track records. Driver's three nominees are completely unaffiliated with the firm and its principals. In contrast to the vast majority of First United's incumbent directors, each of our nominees has decades of banking and financial services experience. Each of our nominees also publicly committed to having no pre-convened biases or views regarding a sale of First United. Shareholders can trust our slate would bring a Fortune 100 mentality and demonstrated integrity to what currently looks to be the worst Board in Corporate America.

We encourage shareholders to visit www.RenovateMyBank.com in order to read the wide-ranging Q&A interviews conducted with each of our nominees. Notably, we can find no example of First United ever making the incumbent directors available in a similar manner.

FUNC FABRICATION: First United has been cooperating with Driver's requests relating to shareholder lists and other materials needed to ensure a fair election contest.

DRIVER TRUTH: The Board has refused to provide standard shareholder lists and normal-course materials to Driver during this election contest, validating our thesis that the incumbent directors are focused on entrenchment and maintaining an unfair advantage more than anything else. First United's egregious concealment of customary information is why shareholders have only been receiving phone calls from First United's representatives. Driver has repeatedly sought to have the same opportunity to comprehensively engage with all shareholders as well, through months of publicly documented requests, but First United has consistently stood in the way—we suspect out of fear that shareholders would hear the truth about the incumbent Board.

FORTUNATELY, SHAREHOLDERS HAVE AN OPPORTUNITY TO BRING MUCH-NEEDED AND LONG OVERDUE CHANGE TO THE BOARD AT THIS YEAR'S ANNUAL MEETING ON JUNE 11th

As Driver has detailed throughout this election contest, the history of the Board is one of cronyism, poor governance and weak performance. **WE CAN NOW ADD LYING TO SHAREHOLDERS TO THAT LIST**. This is why it is more important than ever to add three highly-qualified, independent individuals to the eleven-member Board. A vote on the <u>WHITE</u> **Proxy Card** can help repair the massive trust deficit created by the incumbent directors, who have an outrageously long average tenure of more than 15 years.

As a reminder, Driver's three exceptional nominees are:

Michael J. Driscoll, Ed.D

Driver believes Dr. Driscoll would bring a host of additive qualifications to the Board, including extensive banking sector knowledge, capital markets experience and a unique regional perspective. He has a deep understanding of First United's markets and the region's overall economy due to his leadership role at Mount St. Mary's University in Maryland. His public policy acumen would also be of great benefit to First United given the current period of governmental intervention and involvement in light of the COVID-19 pandemic.

Ethan C. Elzen

Driver believes Mr. Elzen would add a number of sorely-needed qualifications to the Board, including additive banking sector experience, e-commerce and online financial services knowledge, and corporate transaction and turnaround experience. His extensive banking sector background can help First United move beyond the narrow scope of its current geographic footprint and inefficient business model to help unlock new opportunities for all stakeholders. He also would offer additive perspectives about successfully operating an institution during the COVID-19 pandemic, given his experiences helping financial services organizations navigate the onset and aftermath of the Global Financial Crisis.

Lisa Narrell-Mead

Driver believes Ms. Narrell-Mead would bring a number of qualifications to the Board that are currently lacking, including deep banking sector knowledge in the areas of strategic planning, risk management, regulatory compliance, law and talent management. Her comprehensive legal and sector experience would provide practical insight into how similarly situated financial institutions have enhanced efficiency and profitability while serving stakeholders. She would offer high-quality perspectives that can help the Board navigate and rebound from the COVID-19 crisis, particularly in light of her experience helping banks across the country effectively manage their people, resources and processes amidst previous market crises.

DO NOT BE MISLED BY FIRST UNITED'S LIES AND BASELESS ATTACKS ON OUR NOMINEES!

VOTE ON THE WHITE PROXY CARD TO RESTORE CREDIBILITY TO YOUR BOARD.

IF YOU VOTED VIA A BLUE PROXY CARD , IT IS NOT TOO LATE: YOU CAN REVOKE IT BY VOTING A LATER DATED WHITE PROXY CARD.

Thank you for your support. A better First United is in reach.

J. Abbott R. Cooper
Managing Member
Driver Management Company LLC